November 28, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:	Mr. John Dana Brown

Re:	Covenant Transportation Group, Inc.
Registration Statement on Form S-3 (File No. 333-228425)
Request for Acceleration

Ladies and Gentlemen:
Covenant Transportation Group, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:00 P.M., Eastern Standard Time, on Friday, November 30, 2018, or as soon thereafter as is practicable.
Thank you for your assistance.  Please call our counsel, Heidi Hornung-Scherr, at (402) 435-3223, of Scudder Law Firm, P.C., L.L.O. to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Covenant Transportation Group, Inc.

By:	/s/ Richard B. Cribbs
Richard B. Cribbs
Executive Vice President and Chief Financial Officer

c:           Mr. John Dana Brown